SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.

                          FORM U-57
        NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
               Filed under section 33(a) of the
    Public Utility Holding Company Act of 1935, as amended


               Cinergy Global Resources 1 B.V.
              (Name of foreign utility company)


                        Cinergy Corp.
  (Name of filing company, if filed on behalf of a foreign utility company)



The Commission is requested to mail copies of all communications relating to this Notification to:

       David L. Wozny, Vice President        George Dwight II
       Patricia J. Bright, Analyst           Senior Counsel
       Cinergy Global Resources, Inc.        Cinergy Corp.
       139 East Fourth Street                139 East Fourth Street,
       Suite 710, Clopay Tower               25AT2
       Cincinnati, Ohio 45202                Cincinnati, Ohio 45202

Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Cinergy Global Resources 1 B.V., a company organized under the laws of The Netherlands, that Cinergy Global Resources 1 B.V. is, and claims status as, a foreign utility company within the meaning of Section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     Cinergy Global Resources 1 B.V. ("CGR 1 B.V."), with its registered seat at Rotterdam, The Netherlands, located at Postbus 1469, 1000 BL, Amsterdam, The Netherlands, Commercial Register Number 33261746, is an indirect wholly-owned subsidiary of Cinergy. As described below, CGR indirectly owns electric generation, transmission and distribution facilities located in the Czech Republic.

     CGR 1 B.V. owns all of the stock of Moravske Teplarny a.s., which owns a combined heat and power plant in the city of Zlin, located in the south Moravian region of the Czech Republic. The plant consists of six coal-fired boilers, four gas-fired boilers and five turbine generators with 48 megawatts ("MW") of installed capacity, along with associated distribution assets, which supply electricity to the regional electric distribution company, Jihomoravska Energetika ("JME"), and several local companies located in the Svit industrial complex, together with 10 boilers ranging from 22 to 150 tons/hour of steam output with 410 MW of installed capacity which supply district heating and process steam to the Svit industrial complex and heating to the eastern 40 percent of the city.

     CGR 1 B.V. also owns all of the stock of Plzenska Energetika a.s., which owns a combined heat and power plant located in the city of Plzen, approximately 70 miles southwest of Prague in the Czech Republic. The plant consists of three coal-fired boilers, two oil-fired boilers and three turbine generators with 84 MW of installed capacity, along with associated transmission and distribution assets, which supply electricity to Zapadoceska energetika, a.s., the regional electric distribution company, together with five boilers ranging from 75 to 160 tons/hour of steam output which have over 400 MW of heating capacity and supply district heating and process steam to the Skoda industrial complex.

     CGR 1 B.V. also owns over 95% of the stock of Cinergetika U/L a.s., which owns a combined heat and power plant located in the city of Usti nad Labem in northwestern Czech Republic. The plant consists of four coal-fired boilers and three turbine generators with 14 MW of capacity, along with associated transmission and distribution assets, which supply electricity to the nearby Setuza industrial complex and Severoceska Energetika, the regional electric distribution company, together with four boilers ranging from 60 to 75 tons/hour of steam output with 230 MW of capacity, which supply district heating and process steam to the Setuza complex and a wholesale housing administrator.

     CGR 1 B.V. also owns all of the stock of Energetika Chropyne a.s. ("Chopryne"), which owns a combined heat and power plant located in Chropyne, near Moravske Teplarny, in the Czech Republic. The plant consists of three gas-fired boilers and one turbine generator with up to
2.5 MW of electric capacity, which supplies electricity to Technoplast industrial complex via Chropyne's own power and power purchased from JME, together with three boilers ranging from 20 to 44 tons/hour of steam output with 48 MW of capacity, which supply the district heating needs and process steam for the Technoplast industrial complex and local residential housing.

     CGR 1 B.V. also owns 12% of the stock of Teplarna Otrokovice a.s. ("Teplarna"), which owns a combined heat and power plant located in Otrokovice, near Moravske Teplarny, in the Czech Republic. Newton Stock Investment a.s. owns 86% of Teplarana and small investors hold the remaining 2% stock ownership. Teplarna's combined heat and power plant consists of two coal-fired boilers and two turbine generators with 50 MW of electric capacity, which supply electricity to JME, together with five boilers ranging from 110 to 375 tons/hour of steam output with 349 MW of capacity, which supply the district heating needs and process steam for local industrial plants.

     In addition to these subsidiaries, CGR 1 B.V. owns all of the stock of Cinergy Global Resources a.s., which provides management and administrative services to the subsidiaries previously mentioned. Also, CGR 1 B.V. owns all of the stock of two subsidiaries formed under Polish law. One of such companies, Cinergy Global Resources 1 Sp. z o. o., was established to acquire the assets of a combined heat and power facility in Poland. The other company, Cinergy Global Polska Sp. z o. o., is providing management and administrative services for power plant development and acquisition in Poland.

     Finally, CGR 1 B.V. anticipates that, within the next six months, it will acquire or otherwise have transferred to it from Cinergy Global One, Inc., an affiliate and another indirect wholly-owned subsidiary of Cinergy, 100% ownership of CZECHPOL ENERGY spol. s. r.o. ("Czechpol") and its subsidiaries. Czechpol is a limited liability Czech company whose primary business is arranging and managing structured transactions for the purchase and sale of electricity. Typically the transactions involve the purchase of power by Czechpol in one country from a utility; arranging for the transmission of the power; and delivery and sale of the power by Czechpol to another utility in another country. The purchases and deliveries may involve anywhere from a few hundred MW hours lasting only a few months, to over a million MW hours delivered over the course of 5 or more years. These structured transactions have been arranged between and involving counterparties from a number of countries, primarily in central and eastern Europe, including Austria, Czech Republic, Germany, Greece, Hungary, Poland, Slovak Republic and the Ukraine. In 1999, Czechpol traded 3,512 gigawatt hours of electricity. Most of these transactions involved the purchase, sale or transmission of electricity in the Czech Republic.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of CGR 1 B.V.: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with CGR 1 B.V., nor is any such investment or contractual relationship contemplated.

                          SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:


                              CINERGY CORP.



                              By: /s/Andrew M. Turk
                                  Vice President & Treasurer


Dated:  August 24, 2000